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DragonWave Inc.	For the three and nine months ended November 30 2009

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000's

unaudited

	Note	As at November 30, 2009	As at February 28, 2009
Assets
Current Assets
Cash and cash equivalents	3	90,521	8,504
Short term investments		13,482	14,994
Accounts receivable		30,542	10,523
Other receivables		2,247	720
Inventory	4	15,567	14,238
Prepaid expenses		695	173
Future income tax asset		169	—

		153,223	49,152
Long Term Assets
Property and equipment		6,311	2,676
Future income tax asset		98	—

		6,409	2,676
Total Assets		159,632	51,828

Liabilities
Current Liabilities
Line of credit	5	—	641
Accounts payable and accrued liabilities		26,717	5,640
Taxes payable		451	37
Deferred revenue		1,736	2,215

		28,904	8,533
Commitments	8
Shareholders' equity
Capital stock	6	190,590	119,925
Contributed surplus	6	1,988	1,230
Deficit		(61,850)	(77,860)

		130,728	43,295
Total Liabilities and Shareholders' Equity		159,632	51,828

On behalf of the Board:

(s) GERRY SPENCER Director	(s) CLAUDE HAW Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS,

COMPREHENSIVE INCOME AND DEFICIT

Expressed in Canadian $000's except share and per share amounts unaudited

		Three months ended November 30		Nine months ended November 30
	Note	2009	2008	2009	2008
REVENUE	12	55,819	10,704	107,278	32,001
Cost of sales	4	31,865	7,000	62,890	20,289

Gross profit		23,954	3,704	44,388	11,712

EXPENSES
Research and development		4,530	2,427	11,098	8,152
Selling and marketing		4,455	2,789	10,561	8,196
General and administrative		2,255	765	5,305	3,028
Investment tax credits		(60)	18	(180)	(82)
Restructuring charges		—	484	—	484

		11,180	6,483	26,784	19,778

Income (Loss) from operations		12,774	(2,779)	17,604	(8,066)
Interest income		20	177	64	610
Interest expense		(6)	(7)	(28)	(25)
Gain on sale of property and equipment		244	—	279	—
Foreign exchange gain (loss)		(146)	2,399	(1,762)	3,664

Income (Loss) before income taxes		12,886	(210)	16,157	(3,817)
Income tax expense		(205)	(11)	(414)	(22)
Future income tax expense		(79)	—	(79)	—
Future income tax recovery		—	—	346	—

Net and Comprehensive Income (Loss)		12,602	(221)	16,010	(3,839)
Deficit, beginning of period		(74,452)	(75,489)	(77,860)	(71,871)

Deficit, end of period		(61,850)	(75,710)	(61,850)	(75,710)

Income (Loss) per share
Basic	7	0.39	(0.01)	0.54	(0.13)
Diluted	7	0.37	(0.01)	0.51	(0.13)
Weighted Average Shares Outstanding
Basic	7	32,604,077	28,555,716	29,911,913	28,530,688
Diluted	7	34,085,934	28,555,716	31,229,492	28,530,688

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000's

unaudited

	Three months ended November 30		Nine months ended November 30
	2009	2008	2009	2008
Operating Activities
Net Income (loss)	12,602	(221)	16,010	(3,839)
Items not affecting cash
Depreciation	447	287	1,086	782
Stock-based compensation	230	159	774	462
Warrant expense	—	—	—	2
Unrealized foreign exchange (gain) loss	(668)	(1,121)	723	(1,185)
Gain on sale of property, plan & equipment	(244)	—	(279)	—
Benefit on recognition of future income tax asset	78	—	(268)	—
Accrued interest on fair value of short-term investments	—	(78)	—	72

	12,445	(974)	18,046	(3,706)
Changes in non-cash working capital items	2,152	(2,625)	(2,106)	(5,075)

	14,597	(3,599)	15,940	(8,781)

Investing Activities
Acquisition of property and equipment	(2,628)	(136)	(4,721)	(806)
(Investment) Maturity of short-term investments	(13,482)	(14,836)	1,512	16,922

	(16,110)	(14,972)	(3,209)	16,116

Financing Activities
Change in line of credit	(587)	55	(641)	81
Exercise of warrants	—	—	—	150
Issuance of common share net of issuance costs	70,604	4	70,650	4

	70,017	59	70,009	235

Effect of foreign exchange on cash and cash equivalents	668	1,121	(723)	1,185
Net increase in cash and cash equivalents	69,172	(17,391)	82,017	8,755
Cash and cash equivalents at beginning of period	21,349	27,697	8,504	1,551

Cash and cash equivalents at end of period	90,521	10,306	90,521	10,306

Cash paid during the period for interest	6	7	28	25

See accompanying notes

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

        These consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] applicable to interim financial statements and follow the same accounting policies and methods of application as the Company's consolidated financial statements for the year ended February 28, 2009. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2009 and the accompanying notes.

        In September 2009 the Company filed a registration statement in the United States concurrently with a preliminary short form base PREP prospectus [the "Preliminary Prospectus"] in all of the provinces of Canada, except Quebec. This constituted the Company's initial public offering of common shares in the United States [the "U.S. IPO"]. In connection with the filing of the Preliminary Prospectus and the U.S. IPO, the Company offered 7,493,562 common shares. As a result of the U.S. IPO, the Company received approval to list its common shares on the NASDAQ Global Market and commenced trading under the symbol "DRWI" on October 15, 2009.

        A reconciliation to generally accepted accounting principles in the United States has been presented in note 14. These interim consolidated financial statements should be read in conjunction with the financial statements filed on September 24, 2009 covering the periods ending May 31, 2009 and February 28, 2009.

2. ACCOUNTING POLICIES

        There are no new Handbook Sections as issued by the CICA which affect the current period.

3. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	November 30, 2009	February 28, 2009
Cash held on call	18,611	8,504
Short term investments with maturity <90 days	71,910	—

Total Cash and Cash Equivalents	90,521	8,504

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

4. INVENTORY

        Inventory is comprised of the following:

	November 30 2009	February 28 2009
Raw materials	4,674	6,368
Work in process	920	455
Finished goods	7,163	4,822

Total production inventory	12,757	11,645
Inventory held for customer service/warranty	2,810	2,593

Total inventory	15,567	14,238

        Cost of sales for the three and nine months ended November 30, 2009 were $31,865 and $62,890 respectively [three and nine months ended November 30, 2008—$7,000 and $20,289 respectively], which included $29,625 and $58,487 [three and nine months ended November 30, 2008—$6,409 and $18,705 respectively] of costs associated with inventory. The remaining costs of $2,240 and $4,403 [three and nine months ended November 30, 2008—$591 and $1,584 respectively] related principally to freight, warranty and other direct costs of sales.

        For the three and nine month periods ended November 30, 2009, the Company recognized an impairment charge on inventory of $362 and $715 respectively [three and nine months ended November 30, 2008—$3 and $158 respectively].

5. LINE OF CREDIT

        As at November 30, 2009, the Company had drawn $nil [February 28, 2009—$641], on an operating credit facility with a limit of U.S.$10,000 [February 28, 2009—C$5,000]. Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.70% and 4.36% for the three and nine months ended November 30, 2009 [three and nine months ended November 30, 2008—5.44% and 5.84%]. An additional U.S.$1,626 has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on accounts receivable. The Company was in compliance with the financial covenants included in the lending agreement as at November 30, 2009.

        The Company also holds a capital expenditure facility with a limit of U.S.$3,000 [February 28, 2009—Nil]. This facility was not utilized as at November 30, 2009.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

6. SHAREHOLDERS' EQUITY

Capital Stock and Contributed Surplus

	November 30 2009	February 28 2009
Issued and outstanding
36,250,989 [Feb 28, 2009—28,559,297]
Common shares	190,590	119,925
Contributed surplus	1,988	1,230

	192,578	121,155

        During the three months and nine months ended November 30, 2009, the Company repurchased nil and 315 restricted shares from departing employees respectively [year ended February 28, 2009—3,221 shares].

        During the nine month period ended November 30, 2009, shares outstanding increased by 7,691,692. This increase is attributed to a public issuance of shares through a NASDAQ Initial Public Offering (IPO) [7,493,562], warrant exercises [79,759], option exercises [105,772], share issuances as a result of participation in the employee share purchase plan [6,020], and other transactions [6,579].

        On October 20, 2009 the Company completed an equity offering on the NASDAQ stock market. Under the terms of the offering, the Company issued and sold 7,493,562 shares at $10.29 CDN [US$10.00] for aggregate gross proceeds of $77,109. After deducting commissions and listing expenses, the company realized net proceeds of $70,480.

        On January 29, 2009 the Board of Directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is intended to provide the Company's board with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company's shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and offer fair value, and permits bids that meet certain requirements intended to protect the interests of all shareholders.

        The Rights Plan was approved by the Toronto Stock Exchange and was ratified by the Company's shareholders on June 9, 2009 at the Company's Annual and Special Meeting of the shareholders. The complete Rights Plan is filed separately and available at www.sedar.com.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

6. SHAREHOLDERS' EQUITY (Continued)

Contributed Surplus

        The following table provides details of the amount recorded to contributed surplus:

	November 30 2009	February 28 2009
Fair value of warrants	66	66
Stock based compensation—Stock option	1,922	1,164

	1,988	1,230

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 5,437,648 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and may generally be exercised at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

        The following is a summary of stock option activity:

	Options	Weighted average exercise price
	#	$
Options outstanding at February 28, 2009	2,075,918	3.37
Granted	52,337	3.13
Cancelled and expired	(4,400)	3.55
Exercised	(53,600)	0.10

Options outstanding at May 31, 2009	2,070,255	3.30
Granted	102,379	6.04
Cancelled and expired	(24,771)	4.25
Exercised	(12,646)	2.86

Options outstanding at August 31, 2009	2,135,217	2.93
Granted	56,500	9.99
Cancelled and expired	(18,447)	2.86
Exercised	(39,526)	2.70

Options outstanding at November 30, 2009	2,133,744	3.12

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

6. SHAREHOLDERS' EQUITY (Continued)

        The Company has recognized $204 and $560 for the three and nine months ended November 30, 2009 respectively as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2008—$159 and $462].

        On May 14, 2009, the Company exchanged outstanding options held by employees with exercise prices in excess of the fair market value for new options with an exercise price of $3.38 [fair market value at May 14, 2009]. The new options were granted with an additional year of vesting, and an expiry date one year later than the original grant. This exchange affected 371,150 issued and outstanding options. The period expense of $216 associated with this exchange was recognized immediately for options already vested on May 14, 2009 [expense of $86] with the remainder recognized rateably over the remaining vesting period. On June 9, 2009, the shareholders of the Company ratified a similar modification for officers of the Corporation affecting 290,000 outstanding options. The exchange has the same characteristics as the exchange executed for employees with the exception of the exercise price set at $4.45. The period expense of $197 associated with this exchange was recognized immediately for options already vested on June 9, 2009 [expense of $83] with the remainder recognized rateably over the remaining vesting period. During the three months ended November 30, 2009 the expense related to the vesting of the above mentioned options resulted in the Company recognizing $26 of compensation expense. Aggregate expense related to the modifications for the three and nine months ended November 30, 2009 is $26 and $214 respectively.

        The following are the weighted average values used in determining the fair value:

	Three months ended November 30 2009	Three months ended November 30 2008
Volatility	69%	53.6%
Risk free rate of return	1.82%	3.13%
Dividend yield	Nil	Nil
Avg. Expected life	4 yrs	4 yrs

        The 56,500 options granted during the three month period ended November 30, 2009 were determined to have a fair value of $297.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

6. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes information about the Company's stock options outstanding and exercisable on November 30, 2009:

	Options outstanding			Options exercisable
Exercise Price	Number of options	Weighted Avg remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$	#	(yrs)	$	#	$
1.34 - 3.00	1,244,267	2.43	2.07	674,038	2.46
3.01 - 5.00	689,722	3.89	3.87	324,709	3.91
5.01 - 7.00	143,255	4.19	5.93	18,930	5.62
7.01 - 10.23	56,500	4.85	9.99	—	—

	2,133,744	3.09	3.12	1,017,677	2.98

Restricted Shares

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan included provisions to allow employees to purchase common shares as restricted stock. The restrictions are removed at a rate of 25% one year from purchase and 1/36th of the remaining 75% per month thereafter.

        The following is a life to date summary of restricted stock activity:

	Restricted Stock	Weighted average exercise price
	#	$
Granted	1,839,296	0.01
Vested	(1,803,111)	0.01
Restricted stock repurchased on employee departure	(31,863)	0.01

Unvested restricted stock at November 30, 2009	4,322	0.01

        These restricted stocks vest at various dates with a vesting period of 48 months.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees contribution at a rate of 25%. The shares contributed by the Company will vest 12 months after issuance. During the three and nine months ended November 30, 2009 a total of 2,158 and 6,020 shares were issued for proceeds of $15 and $29 respectively.

Warrants

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long-term debt, the Company issued to two parties the right to purchase U.S.$315 and

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

6. SHAREHOLDERS' EQUITY (Continued)

U.S.$35 Series A-1 Preferred Shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred Shares were converted into common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 40,660 common shares at a purchase price of $9.10 per share. The warrants, which carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        In consideration for entering into the a convertible debt agreement with certain lenders, the Company issued warrants to the lenders which, pursuant to the capital reorganization on April 19, 2007, resulted in the determination of the number of common shares available for purchase, and the corresponding exercise price. As at November 30, 2009, outstanding warrants entitle the holders to purchase an aggregate of 63,919 common shares at a purchase price of $3.555 per share. A cashless conversion is permitted based on a formula detailed in the warrant agreement. The warrants become exercisable on April 19, 2007, and expires on April 19, 2010. During the three months ended November 30, 2009, 114,366 warrants were exercised resulting in the issuance of 74,854 shares after giving effect to the cashless conversion feature.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.55 per share. The warrant expires 10 years after the date of issuance. The warrants shall vest based on the achievement of pre-determined business milestones. As at August 31, 2008, a revenue reduction provision in the amount of $66 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

7. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income per share including the effect of outstanding options and warrants:

	Three months ended		Nine months ended
	November 30		November 30
	2009	2008	2009	2008
Basic Net Income (Loss) per share
Net Income (Loss)	12,602	(221)	16,010	(3,839)
Weighted average number of shares outstanding	32,604,077	28,555,716	29,911,913	28,530,688

Net Income (Loss) per share	0.39	(0.01)	0.54	(0.13)

Diluted Net Income (Loss) per share
Net Income (Loss)	12,602	(221)	16,010	(3,839)
Weighted average number of shares outstanding	32,604,077	28,555,716	29,911,913	28,530,688
Dilutive effect of warrants	58,011	—	91,776	—
Dilutive effect of stock options	1,423,846	—	1,225,803	—

Adjusted weighted average number of shares outstanding	34,085,934	28,555,716	31,229,492	28,530,688

Net Income (Loss) per share	0.37	(0.01)	0.51	(0.13)

8. COMMITMENTS

        Future minimum operating lease payments as at November 30, 2009 per fiscal year are as follows:

$
2010	273
2011	1,245
2012	829
2013	104
Thereafter	16

2,467

        In addition to the commitments noted above, on December 1, 2008, the Company issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. The Company is selling equipment to an integrator who will resell the equipment to a service provider. The Company will be required to fulfill its obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. The Company has recourse against the integrator in the event that the guarantee is exercised.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

8. COMMITMENTS (Continued)

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

9. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a board member. During the three and nine months ended November 30, 2009, the Company paid $283 and $752 [three and nine months ended November 30, 2008—$232 and $639 respectively], relating to the rent and operating costs associated with this real estate. These amounts have been allocated amongst various expense accounts.

        The Company also purchased products and services from a company significantly influenced by a Board Member. Total net product and services purchased during the three and nine months ended November 30, 2009 were $5,183 and $11,518 respectively [three and nine months ended November 30, 2008—$3,587 and $9,762 respectively], and the value owing for net purchases at November 30, 2009 was $1,546 [February 28, 2009—$1,405] and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

10. FINANCIAL INSTRUMENTS

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30 2009	February 28 2009
Held for Trading(1)	104,003	23,498
Loans and receivables(2)	32,789	11,243
Other financial liabilities(3)	25,490	5,934

(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

10. FINANCIAL INSTRUMENTS (Continued)

approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Interest rate risk

        Cash and cash equivalents with variable interest rates expose the Company to interest rate risk on these financial instruments. The Company pays interest on its line of credit at the bank's prime rate of interest plus 1.75%, and has interest rate risk exposure due to changes in the bank's prime rate. The line of credit was not utilized as at November 30, 2009.

Credit risk

        The Company is exposed to credit risk in its cash and cash equivalents, short-term and investments and accounts receivables in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short-term investments by transacting with only reputable financial institutions. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers. As at November 30, 2009, one customer exceeded 10% of the total receivable balance. This customer represents 74% [February 28, 2009—20%] of the trade receivables balance.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer. As at November 30, 2009, 14% of trade receivables (net of allowances), are considered at least one day past due.

Foreign exchange risk

        The following table summarizes the proportion of its financial assets held in foreign currencies. Proportions are shown after conversion into Canadian dollars as at November 30, 2009:

	CDN Dollars	U.S. Dollars	Other Currency	Total
	%	%	%	%
Cash and cash equivalents	21	78	1	100
Accounts Receivable and other receivables	6	93	1	100
Line of credit, accounts payable and accrued liabilities	40	60	—	100

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company's financial results are reported in Canadian dollars while it conducts a significant portion of its business activities in foreign currencies, primarily U.S. dollars. The assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

10. FINANCIAL INSTRUMENTS (Continued)

dollar and these foreign currencies. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the Canadian dollar had appreciated 1% against all foreign currencies at November 30, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after tax net income of $7,253 for the three month period ended November 30, 2009 [three months ended November 30, 2008—$155]. If the Canadian dollar had depreciated 1% against all foreign currencies at November 30, 2009, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in an additional $7,253 of after tax net income for the three month period ending November 30, 2009 [three months ended November 30, 2008—$155].

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

11. CAPITAL MANAGEMENT

        The Company defines capital as its shareholders equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part its capital management strategy. For the three months ended November 30, 2009, the Company has not distributed dividends to its shareholders. The Company is not subject to any externally imposed requirements and there were no changes in the Company's approach to capital management during the three month period ended on November 30, 2009.

12. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Three months ended				Nine months ended
	November 30 2009		November 30 2008		November 30 2009		November 30 2008
	$	%	$	%	$	%	$	%
Canada	3,789	7%	990	9%	5,913	6%	4,058	13%
North America (excluding Canada)	48,896	88%	5,369	50%	91,493	85%	18,004	56%
Europe, Middle East, and Africa	2,454	4%	4,026	38%	8,446	8%	9,193	29%
Other	680	1%	319	3%	1,426	1%	746	2%

	55,819		10,704		107,278		32,001

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

13. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 82% and 76% of sales respectively for the three and nine months ended November 30, 2009 [three and nine months ended November 30, 2008—3% and 17% respectively].

14. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ["U.S. GAAP"] and from practices prescribed by the United States Securities and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net and comprehensive income [loss] as reported under Canadian GAAP to net and comprehensive income [loss] that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        The following table details the computation of net and comprehensive income and loss under U.S. GAAP:

	Three months ended		Nine months ended
	November 30, 2009	November 30, 2008	November 30, 2009	November 30, 2008
Net and comprehensive income (loss) in accordance with Canadian GAAP	12,602	(221)	16,010	(3,839)
Share-based compensation	(24)	(36)	(10)	(109)

Net and Comprehensive income (loss) in accordance with U.S. GAAP	12,578	(257)	16,000	(3,948)

        There was no effect of the above adjustments on the total shareholders' equity.

        The following table details the computation of U.S. GAAP for basic and diluted income (loss) per share:

	Three months ended		Nine months ended
	November 30, 2009	November 30, 2008	November 30, 2009	November 30, 2008
Net and Comprehensive income (loss) in accordance with U.S. GAAP	12,578	(257)	16,000	(3,948)
Weighted average number of shares	32,604,077	28,555,716	29,911,913	28,530,688
Basic income (loss) per share	0.39	(0.01)	0.53	(0.14)
Weighted average number of shares—diluted	34,085,934	28,555,716	31,229,492	28,530,688
Diluted income (loss) per share	0.37	(0.01)	0.51	(0.14)

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Canadian $000's except share and per share amounts unaudited

November 30, 2009

14. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formally SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

        As a result of adopting ASC 718, which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the three and nine month periods ended November 30, 2009 and November 30, 2008 and for the years ended February 28, 2009 and February 29, 2008.

        During the three-month periods ended May 31 and August 31, 2009, the Company modified certain outstanding stock options by reducing the exercise price of the options and extending their contractual life by one year. Under Canadian GAAP, in calculating the value of the option immediately prior to the modification, its expected life was limited to the remaining life of the previously granted option. Under U.S. GAAP, in accordance with ASC 718, the expected life of the option was re-evaluated immediately prior to the modification and was not limited to the remaining expected life of the un-modified option. As a result, compensation cost recorded for the three-month periods ended May 31 and August 31, 2009 related to the modification under U.S. GAAP is less than the amount recorded under Canadian GAAP.

        ASC 718 does not permit the use of the minimum value method. The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

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CONSOLIDATED BALANCE SHEETS Expressed in Canadian $000's unaudited
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT Expressed in Canadian $000's except share and per share amounts unaudited
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in Canadian $000's unaudited
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian $000's except share and per share amounts unaudited November 30, 2009